Exhibit 4

                                WorldCom, Inc.
                          22001 Loudoun County Parkway
                               Ashburn, VA 20147

                                 July 24, 2003


Digex, Incorporated
14400 Sweitzer Lane
Laurel, MD 20707
Attn:    Max D. Hopper
         Chairman, Special Committee of the Board of Directors

    Re: Potential Tender Offer for Class A Common Stock of Digex, Incorporated

Dear Mr. Hopper:

         We are pleased to propose the acquisition of all of the outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Digex, Incorporated (the "Company") not beneficially owned by WorldCom, Inc. ("MCI") and its subsidiaries for a cash purchase price of $0.70 per share.

         It is currently contemplated that the acquisition of such shares by MCI would take the form of a tender offer by MCI, subject to customary conditions, as well as the conditions that (i) sufficient shares of the Class A Common Stock are validly tendered (and not withdrawn) so that, together with the shares MCI and its subsidiaries currently beneficially owns and the shares which MCI has contracted to acquire from Hewlett-Packard Company and its wholly owned subsidiary, HPQ Holdings, LLC, MCI and its subsidiaries would beneficially own at least 90% of the outstanding shares of Class A Common Stock on an as-converted basis, and (ii) MCI receive the bankruptcy court approval mentioned below. Promptly following consummation of the tender offer, we intend to acquire indirectly, through our indirect subsidiary Intermedia Investment, Inc. ("Intermedia Investment"), which currently owns all of the Company's outstanding shares of Class B Common Stock, par value of $.01 per share, the remaining outstanding shares of Class A Common Stock not owned by MCI and its subsidiaries, if any, at the same cash price of $0.70 per share pursuant to a short form merger between Intermedia Investment and the Company.

         We request that the Special Committee of the Board of Directors, together with its financial and legal advisors, proceed to evaluate this proposal for purposes of the Special Committee making a recommendation with respect to the proposal. We are prepared to meet with you at your earliest convenience to review our proposal.

         We believe our proposal is both fair and appropriate based on the financial condition of the Company. Our proposed price is 19% above the average trading price of the Class A Common Stock during the 20 day trading period prior to July 24, 2003, 55% above the average trading price during the 90 day period prior to July 24, 2003, and 83%

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above the average trading price during the 12-month period prior to July 24,
2003. We would also note that our proposed price is 49% above the trading price on July 8, 2003, when the stock began to increase significantly due to what we believe to be market speculation regarding an offer by MCI.

         Please note that we have also entered into an agreement with Hewlett-Packard Company and its wholly owned subsidiary, HPQ Holdings, LLC, to acquire all of the Company's outstanding shares of Series A Convertible Preferred Stock. Such acquisition of the Series A Convertible Preferred Stock is conditioned upon our successful consummation of the acquisition of beneficial ownership of at least 90% of the outstanding shares of the Class A Common Stock on an as-converted basis.

         Our proposal as set forth herein and our agreement to purchase the Company's outstanding shares of Series A Convertible Preferred Stock, as well as the consummation of such proposed transactions, remain subject to the authorization and approval of the United States Bankruptcy Court for the Southern District of New York, in which our chapter 11 case is pending.

         Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in the Company, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

         Our proposal is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public stockholders of the Company.

         Please be advised that we intend to disclose this proposal in a
Schedule 13D relating to shares of the Class A Common Stock, as required by law. We also intend to file this letter under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended.

         We appreciate your consideration of this proposal and look forward to your response.

                                      Very truly yours,

                                      WorldCom, Inc.

                                      By:  /s/ Robert T. Blakely
                                           -----------------------
                                      Name:  Robert T. Blakely
                                      Title: Executive Vice President and
                                               Chief Financial Officer

cc:      Board of Directors of Digex, Incorporated